PROSPECTUS Dated June 2, 1997                        Pricing Supplement No. 57
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-27919
Dated June 2, 1997                                     Dated February 26, 1998
                                                                Rule 424(b)(3)
                  Morgan Stanley, Dean Witter, Discover & Co.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes
             6.09% REset Put Securities due 2011 (the "REPS[SM]")

               The 6.09% REset Put Securities due 2011 (the "REPS[SM]") of Morgan Stanley, Dean Witter, Discover & Co. (the "Company") are further described under "Description of Notes--Fixed Rate Notes" in the accompanying Prospectus Supplement, subject to and as modified by the Coupon Reset Process and other provisions described below.

               The REPS will be redeemable in whole, but not in part, at the option of the Company or its assignee (the "Callholder") upon not less than 15 calendar days notice on March 9, 2001 (the "Coupon Reset Date"). Whether by operation of the Call Option or the Put Option as described below, holders of the REPS prior to the Coupon Reset Date will be required to tender their REPS on such date.

               Although the United States federal income tax treatment of the REPS is not certain, the terms of the REPS provide that the Company and all holders of the REPS agree to treat the REPS as fixed rate debt instruments that mature on the Coupon Reset Date for United States federal income tax purposes. See "United States Federal Taxation" below.

Principal Amount:           $350,000,000

Maturity Date:              March 9, 2011.  See "Other Provisions -- Call
                            Option" "--Put Option" below.

Date of Issuance and
  Settlement Date:          March 9, 1998

Interest Accrual Date:      March 9, 1998

Issue Price:                99.984%
                            See "Plan of Distribution"
                            below.

Redemption Dates:           Redeemable in whole, but not in part, at the
                            option of the Callholder upon not less than 15 calendar days notice on the Coupon Reset Date.
                            See "Other Provisions -- Call Option" below.

Redemption Price:           100.00%

Annual Redemption
  Percentage Reduction:     N/A

Total Amount of OID:        N/A

Original Yield to Maturity: N/A

Initial Accrual Period OID: N/A

Interest Rate:              From and including March 9, 1998 to but excluding
                            the Coupon Reset Date: 6.09%.  From and
                            including the Coupon Reset Date to but
                            excluding March 9, 2011: the Coupon Reset Rate, as described in "Other Provisions -- Coupon
                            Reset Process" below and subject to the
                            exercise of the Call Option and payment of the Call Price, as described in "Other Provisions
                            -- Call Option" below.

Interest Payment Dates:     Each March 9 and September 9, commencing September
                            9, 1998.

Interest Payment
  Period:                   Semi-annually

Applicability of Modified
  Payment upon
  Acceleration:             N/A

If Yes, State Issue Price:  N/A

Optional Repayment Date(s): The Coupon Reset Date.  See "Other Provisions --
                            Put Option" below.

Denominations:              $1,000

Calculation Agent:          ABN AMRO Bank N.V. (Chicago Branch)

CUSIP:                      61745ELY5


Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.

                        MORGAN STANLEY DEAN WITTER

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "PLAN OF DISTRIBUTION" HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND PROSPECTUS.

OTHER PROVISIONS:

Call Option: Upon notice as described below (the "Call Notice"), the Callholder, may call the REPS, in whole but not in part (the "Call Option"), on the Coupon Reset Date, at a price equal to 100% of the principal amount
thereof (the "Call Price").   The Callholder (if other than the Company) will
not be obligated to pay accrued but unpaid interest to but excluding the Coupon Reset Date. Such interest will be paid by the Company on the Coupon Reset Date to the holders of the REPS as of the most recent Record Date. The Call Notice shall be given to the Trustee, in writing, prior to 4:00 p.m., New York time, no later than 15 calendar days prior to the Coupon Reset Date. The Call Notice may be revoked by the Callholder at any time prior to 2:00 p.m., New York time, on the Business Day prior to the Coupon Reset Date.

If the Callholder exercises its rights under the Call Option, unless terminated in accordance with its terms, then (i) not later than 2:00 p.m., New York time, on the Business Day prior to the Coupon Reset Date, the Callholder will deliver the Call Price in immediately available funds to the Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of REPS will be required to deliver and will be deemed to have delivered the REPS to the Callholder against payment of the Call Price therefor on the Coupon Reset Date through the facilities of The Depository Trust Company, New York, New York (the "Depositary"). No holder of any REPS or any interest therein will have any right or claim against the Callholder as a result of the Callholder's decision whether or not to exercise the Call Option or performance or nonperformance of its obligations with respect thereto or against the Callholder with respect to any failure by the Company to pay the interest above on the Coupon Reset Date or any other date.

Except as otherwise specified in clause (i) below, the Call Option will automatically and immediately terminate, no payment will be due thereunder from the Callholder and the Coupon Reset Process will terminate, if any of the following occurs: (i) an Event of Default occurs under Section 5.1 clauses
(a), (b), (c), (f), (g) or (h) of the Senior Indenture (in such event, termination is at the Callholder's option) or under Section 5.1 clauses (d) or
(e) of the Senior Indenture (in such event, termination is automatic); (ii) the Callholder fails to deliver the Call Notice to the Trustee prior to 4:00 p.m., New York time, on the fifteenth calendar day prior to the Coupon Reset Date or revokes the Call Notice as aforesaid; (iii) on the Bid Date, fewer than two Dealers submit timely Bids (each as defined below) substantially as provided below; or (iv) the Callholder fails to pay the Call Price by 2:00 p.m., New York time, on the Business Day prior to the Coupon Reset Date. See "Other Provisions -- Coupon Reset Process" below.

Upon any termination of the Call Option (as set forth above), notice of such termination will be promptly given in writing to the Trustee by the Callholder (with respect to clause (ii) or (iv) above), by the Calculation Agent (with respect to clause (iii) above) or the Company (with respect to clause (i) above). If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee will be required to exercise the Put Option described below.

Immediately following the Settlement Date of the REPS, the "Callholder" will
be ABN AMRO Bank N.V. (Chicago Branch).   Thereafter, the Callholder from time
to time may assign all (but not less than all) its rights and obligations under the Call Option to a substitute Callholder, in each case without notice to or consent of the holders of the REPS but with notice to the Trustee.

Put Option: If the Call Option is not exercised or if the Call Option otherwise terminates, the Trustee will be obligated to exercise the right of the holders of the REPS to require the Company to purchase the REPS, in whole but not in part (the "Put Option"), on the Coupon Reset Date at a price equal to 100% of the principal amount thereof (the "Put Price"), plus accrued but unpaid interest to but excluding such Coupon Reset Date, such interest to be paid by the Company on the Coupon Reset Date to the holders of the REPS as of the most recent record date. If the Trustee exercises the Put Option, then the Company shall deliver the Put Price in immediately available funds to the Trustee by no later than 10:00 a.m., New York time, on the Coupon Reset Date, and the holders of the REPS will be required to deliver and will be deemed to have delivered the REPS to the Company against payment of the Put Price therefor on the Coupon Reset Date through the facilities of the Depositary. REPS that have been paid pursuant to the Put Option shall be canceled and no REPS may be issued in lieu of or in exchange therefor. By its purchase of REPS, each holder irrevocably agrees that the Trustee shall exercise the Put Option for or on behalf of such holder as provided herein. No holder of any REPS or any interest therein has the right to consent or object to the exercise of the Trustee's duties under the Put Option. If the Call Option is not exercised or otherwise terminates, the Put Option shall be deemed exercised by the Trustee without any requirement of notice to or consent of the Company or the holders of the REPS.

The transactions described above will be executed on the Coupon Reset Date through the Depositary in accordance with the procedures of the Depositary, and the accounts of participants will be debited and credited and the REPS delivered by book-entry as necessary to effect the purchases and sales thereof. For further information with respect to transfers and settlement through the Depositary, see "Description of the Notes -- Book-Entry System" in the Prospectus Supplement and "Global Securities" in the Prospectus.

Notice to Holders by Trustee: In anticipation of the exercise of the Call Option or the Put Option on the Coupon Reset Date, the Trustee will notify the holders of the REPS, not less than 30 days nor more than 60 days prior to the Coupon Reset Date, that all REPS shall be delivered on the Coupon Reset Date through the facilities of the Depositary against payment of the Call Price by the Callholder under the Call Option or payment of the Put Price by the Company under the Put Option.

Coupon Reset Process: In the event the Call Option has been exercised with respect to the REPS, the interest rate to be paid on the REPS from and including the Coupon Reset Date to but excluding the Maturity Date (provided that the Call Price has been paid) will be determined in accordance with the provisions described below (the "Coupon Reset Process"). The Company and the Calculation Agent will use reasonable efforts to complete the Coupon Reset Process in as timely a manner as possible.

               (a) No later than five Business Days prior to the Coupon Reset Date, the Company will provide the Calculation Agent with (i) a list (the "Dealer List"), containing the names and addresses of three dealers, none of which shall be an affiliate of the Company, from which the Company wishes the Calculation Agent to obtain Bids for the purchase of the REPS and (ii) such other material as may reasonably be requested by the Calculation Agent to facilitate a successful Coupon Reset Process.

               (b) Within one Business Day following receipt by the Calculation Agent of the Dealer List, the Calculation Agent will provide to each dealer ( a "Dealer") on the Dealer List (i) a copy of the Pricing Supplement dated February 26, 1998, together with the Prospectus Supplement dated June 2, 1997 and Prospectus dated June 2, 1997, relating to the offering of the REPS (collectively, the "Pricing Supplement"), (ii) a copy of the form of REPS and (iii) a written request that each Dealer submit a Bid to the Calculation Agent by 12:00 noon, New York time, on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" means an irrevocable written offer given by a Dealer for the purchase of all of the REPS, settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on REPS ("Yield to Maturity"). Within one Business Day following receipt by the Calculation Agent of the Dealer List, each Dealer shall also be provided by the Calculation Agent with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a US dollar amount and be calculated by the Calculation Agent in accordance with paragraph (c) below), (iii) the principal amount and maturity of the REPS and (iv) the method by which interest will be calculated on the REPS.

               (c) The purchase price for the REPS in connection with the exercise of the Call Option (the "Purchase Price") shall be equal to (i) the principal amount of the outstanding REPS, plus (ii) a premium (the "REPS Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of March 9, 2011 which has an interest rate of 5.627% per annum, semi-annual interest payments on each March 9 and September 9, commencing September 9, 2001 and a principal amount equal to the principal amount of the outstanding REPS, and assuming a discount rate equal to the Treasury Rate over (B) the principal amount of the outstanding REPS. The "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run 10-year United States Treasury Security per Telerate page 500, or any successor page, at 11:00 am., New York time, on the Bid Date (or such other time or date that may be agreed upon by the Company and the Calculation Agent) or, if such rate does not appear on Telerate page 500, or any successor page, at such time, the rates on GovPX End-of-Day Pricing at 3:00 p.m., New York time, on the Bid Date (or such other time or date that may be agreed upon by the Company and the Calculation Agent).

               (d) The Calculation Agent will provide written notice to the Company by 2:00 p.m., New York time, on the Bid Date, setting forth (i) the names of each of the Dealers from whom the Calculation Agent received Bids on the Bid Date, (ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Except as provided below, the Calculation Agent will thereafter select from the Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid"); provided, however, that (i) if the Calculation Agent has not received a Bid from a Dealer by 12:00 noon New York time on the Bid Date, the Selected Bid shall be the lowest of all Bids received by such time, (ii) if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid) and (iii) the Callholder or any of its affiliates will have the right to match the Bid with the lowest Yield to Maturity, in which case such Bid shall be the Selected Bid. The Calculation Agent will set the Coupon Reset Rate equal to the interest rate that will amortize the REPS Premium fully over the term of the REPS at the Yield to Maturity indicated by the Selected Bid. The Calculation Agent will notify the Dealer that submitted the Selected Bid by 4:00 p.m., New York time, on the Bid Date.

               (e) Immediately after calculating the Coupon Reset Rate for the REPS, the Calculation Agent will provide written notice to the Company and the Trustee, setting forth the Coupon Reset Rate. The Coupon Reset Rate for the REPS will be effective from and including the Coupon Reset Date to but excluding the Maturity Date.

               (f) Unless the Callholder or one of its affiliates submitted the Selected Bid, the Callholder will sell the REPS to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

The Calculation Agency Agreement provides that the Calculation Agent for the REPS may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent for the REPS.

The Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the REPS and may exercise any vote or join in any action which any holder of the REPS may be entitled to exercise or take as if it were not the Calculation Agent. The Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.

UNITED STATES FEDERAL TAXATION:

The following is based on the advice of Davis Polk & Wardwell, special tax counsel to the Company ("Tax Counsel") and is a general discussion of the principal potential U.S. federal income tax consequences of ownership and disposition of the REPS to initial holders purchasing REPS at the "issue price." The "issue price" of a REPS will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the REPS is sold for money. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect, any of which are subject to change, possibly on a retroactive basis. Moreover, it deals only with purchasers who hold REPS as "capital assets" within the meaning of Section 1221 of the Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding REPS as a hedge against currency risk or as a position in a "straddle," "conversion" or another integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, because the Company intends to treat the REPS as maturing on the Coupon Reset Date, as discussed below, this discussion only addresses the U.S. federal income tax consequences of the REPS until the Coupon Reset Date.

As used herein, the term "U.S. Holder" means a beneficial owner of REPS that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust whose income is subject to U.S. federal income tax regardless of its source. As used herein, the term "non-U.S. Holder" means a beneficial owner of a REPS that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is, for U.S. federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

Because the REPS are subject to exercise of the Call Option or the Put Option on the Coupon Reset Date, the Company intends to treat the REPS as maturing on the Coupon Reset Date for U.S. federal income tax purposes and as being reissued on the Coupon Reset Date should the Coupon Reset Process be completed. By purchasing the REPS, a holder agrees (in the absence of an administrative determination or judicial ruling to the contrary) to follow such treatment for U.S. federal income tax purposes. Because no debt instrument closely comparable to the REPS has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the REPS is not certain. No ruling on any of the issues discussed below will be sought from the Internal Revenue Service ("IRS"). Due to the absence of authorities that directly address instruments that are similar to the REPS, Tax Counsel has rendered no opinion as to the proper U.S. federal income tax characterization of the REPS. Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the REPS are uncertain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE REPS (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE REPS). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE REPS WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISERS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Treatment of U.S. Holders

Assuming the characterization of the REPS as maturing on the Coupon Reset Date, Tax Counsel is of the opinion that the following U.S. federal income tax consequences would result with respect to U.S. Holders.

Payments of Interest. Interest on the REPS would be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with its method of accounting. The Company does not anticipate that the initial issuance of the REPS would result in original issue discount ("OID"), generally defined as the excess of the stated redemption price at the maturity of the REPS over its issue price. However, if a REPS is issued with OID and such OID is greater than the statutory de minimis amount (generally, 1/4 of one percent of the REPS' stated redemption price at the Coupon Reset Date multiplied by the number of complete years to the Coupon Reset Date from the issue date), the holder of a REPS will be required to recognize as ordinary income the amount of OID on the REPS as such discount accrues, in accordance with a constant yield method.

Sale, Exchange or Redemption. When a REPS is sold or redeemed, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or redemption (excluding any amount attributable to accrued interest not previously included in income) and the adjusted basis in its REPS. The adjusted basis of the REPS generally would equal the U.S. Holder's cost, increased by any OID previously includable in the U.S. Holder's income with respect to the REPS and reduced by any principal payments received by the U.S. Holder and, in the case of a REPS with OID, by the amount of any other payments that do not constitute qualified stated interest. Gain or loss on sale or redemption of a REPS would generally be capital gain or loss.

Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to certain limitations.

Alternative Characterization

There can be no assurance that the IRS will agree with, or that a court will uphold, the Company's treatment of the REPS as maturing on the Coupon Reset Date and as thereafter being reissued upon completion of the Coupon Reset Process, and it is possible that the IRS could assert another characterization. In particular, the IRS could seek to treat the REPS as maturing on the Maturity Date and possibly also to treat the issue price of the REPS as including the value of the Call Option. Because of the possible Coupon Reset Process, if the REPS were treated as maturing on the Maturity Date, Treasury regulations relating to contingent payment debt obligations (the "Contingent Payment Debt Regulations") would apply. In such case, the timing and character of income on the REPS would be significantly affected. Among other things, U.S. Holders, regardless of their usual method of tax accounting, would be required to accrue income annually as OID, subject to the adjustments described below, at a "comparable yield" on the adjusted issue price, which could be higher than the actual cash payments received on the REPS in a taxable year. In addition, the Contingent Payment Debt Regulations require that a projected payment schedule be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected payments. Furthermore, any gain realized with respect to the REPS would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's ordinary income inclusions with respect to the REPS. Any remaining loss generally would be treated as capital loss. In particular, upon the sale of a REPS (other than through the exercise of the Call Option), the IRS could take the position that the gain or loss with respect to the Call Option and the gain or loss with respect to the debt obligation must be separately determined, in which case any deemed loss with respect to the Call Option would be treated as capital loss, and a corresponding amount of additional ordinary income would need to be recognized by the U.S. Holder with respect to the sale. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

Prospective purchasers are strongly urged to consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the REPS.


Treatment of non-U.S. Holders

A non-U.S. Holder will not be subject to U.S. federal income or withholding tax on payments of principal, premium (if any) or interest (including original issue discount and accruals under the Contingent Payment Debt Regulations, if any) on a REPS, unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company or is a controlled foreign corporation related to the Company through stock ownership. Sections 871(h) and 881(c) of the Code, and applicable Treasury regulations, require that, in order to obtain the exemption from withholding tax described above, either the beneficial owner of the REPS, or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the REPS on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the REPS is not a U.S. person. In general, such requirement will be fulfilled if the beneficial owner of a REPS certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the REPS on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Holder (and furnishes the withholding agent with a copy thereof).

Generally, a non-U.S. Holder will not be subject to U.S. federal income tax on any amount which constitutes gain upon retirement or disposition of a REPS, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax adviser in this regard.

If a non-U.S. Holder of a REPS is engaged in a trade or business in the United States, and if interest (including OID, if any) or gain on the REPS is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular U.S. income tax on interest and on any gain realized on the sale, exchange or other disposition of a REPS in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Holder will be required to provide to the Company a properly executed
Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a REPS will be included in the effectively connected earnings and profits of such non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

The REPS will not be includable in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the REPS would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Information Reporting and Backup Withholding

A holder may be subject to backup withholding at the rate of 31% of the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the REPS if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisers regarding the New Regulations.

PLAN OF DISTRIBUTION:

On February 26, 1998, the Company agreed to sell to the underwriters listed below (the "Underwriters"), and the Underwriters severally agreed to purchase, the principal amount of Notes set forth opposite their respective names below at a net price of 99.634%. In addition, in consideration for the assignment of the Call Option, as described above, ABN AMRO Bank N.V. (Chicago Branch) will pay to the Company, on the Settlement Date, an amount equal to 2.525% of the principal amount of the REPS. Consequently, the net proceeds to the Company will be $357,556,500, or 102.159% of the principal amount of the REPS.


                                                  Principal Amount of
                    Name                                 Notes
                    ----                          -------------------
Morgan Stanley & Co. Incorporated............         $349,000,000
ABN AMRO Incorporated........................         $  1,000,000

     Total...................................         $350,000,000
                                                      ============

The REPS are a new issue of securities with no established trading market. While the Company has been advised by the Underwriters that the Underwriters intend to make a market in the REPS, the Underwriters are not obligated to do so. Thus, there can be no assurance as to whether there will be a secondary market in the REPS or if there were to be such a secondary market, whether such market would be liquid or illiquid.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the REPS. Specifically, the Underwriters may overallot in connection with the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, REPS in the open market to cover such syndicate short positions or stabilize the price of the REPS. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the REPS in the offering if the syndicate repurchases previously distributed REPS in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the REPS above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.